NO ACT

DC
2-2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040669

Received SEC

FEB 2 0 2008

Washington, DC 20549

February 20, 2008

Mary E. Schaffner
Senior Company Counsel
Wells Fargo & Company
Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/20/2008

Re: Wells Fargo & Company

Dear Ms. Schaffner:

This is in regard to your letter dated February 20, 2008 concerning the shareholder proposal submitted by the Sisters of the Holy Spirit and Mary Immaculate for inclusion in Wells Fargo's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn as a co-proponent of the proposal, and that Wells Fargo therefore withdraws its request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
FEB 2 8 2008
THOMSON
FINANCIAL

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Sister Gabriella Lohan
General Treasurer
Office of the Treasurer
Sisters of the Holy Spirit and Mary Immaculate
Holy Spirit Convent
301 Yucca Street
San Antonio, TX 78203-2399

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Company Counsel
and Assistant Secretary
612/667-2367
612/667-6082

RECEIVED

2007 DEC 28 PM 2:47

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

December 27, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Co-Filed by the Sisters of the Holy Spirit and Mary Immaculate

Ladies and Gentlemen:

On November 21, 2007, Wells Fargo & Company ("Wells Fargo") received from the Sisters of the Holy Spirit and Mary Immaculate (the "Proponent") the enclosed proposal and supporting statement (the "Proposal") attached to this letter as Exhibit A. The Proponent's letter that accompanied the Proposal (which letter is also included in Exhibit A) stated that the Congregation was co-filing the Proposal with Walden Asset Management, who was acting as the primary filer of the Proposal. Wells Fargo did timely receive, and intends to include the Proposal, as submitted by Walden Asset Management and those associated co-filers who have met the eligibility and procedural requirements for submission of shareholder proposals specified in Rule 14a-8, in Wells Fargo's proxy statement and form of proxy for the Wells Fargo 2008 annual meeting of stockholders (collectively, the "2008 Proxy Materials"). Wells Fargo also will comply with the requirements of Rule 14a-8(l) with respect to the provision of the information specified in such Rule regarding Walden Asset Management and such other eligible co-filers.

However, pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), and for the reasons discussed below, Wells Fargo hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to omit from its 2008 Proxy Materials, or in the alternative, to decline to provide the information specified in Rule 14a-8(l), with respect to the Proponent as a co-filer of the Proposal on the grounds that the Proponent's co-filed Proposal was not submitted to Wells Fargo on a timely basis in reliance on Rule 14a-8(b)(2).

Rule 14a-8(e)(2) provides, in relevant part, that "[a] proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Wells Fargo's 2007 proxy statement was dated and was released to stockholders on March 16, 2007, and the 120-day deadline for receipt of stockholder proposals for inclusion in Wells Fargo's 2008 Proxy Materials was November 19, 2007. The 2007 proxy statement contained the following information on page 102 regarding the submission of stockholder proposals for inclusion in Wells Fargo's proxy materials for its 2008 annual meeting:

"Stockholder Proposals for 2008

Stockholders interested in submitting a proposal for inclusion in the proxy statement for the Company's annual meeting of stockholders in 2008 may do so by following the procedures prescribed in SEC Rule 14a-8. To be eligible for inclusion, stockholder proposals must be received by our Chairman and Chief Executive Officer at 420 Montgomery Street, San Francisco, California 94104 or by our Senior Vice President and Secretary, Laurel A. Holschuh, MAC #N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479 no later than November 19, 2007."

The Proposal is dated November 14, 2007 and was stamped "received" by Wells Fargo's Chairman and Chief Executive Officer on November 21, 2007. A copy of the Proposal, showing the date on which it was received by Wells Fargo, is attached as Exhibit A.

The Staff has consistently held that proposals received after the deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. The deadline for receiving shareholder proposals is strictly interpreted, even when the proposal is received just one day after the required date. See, for example, *Merck & Co., Inc.*(January 16, 2007); *General Electric Company* (January 9, 2006), *News Corporation* (August 15, 2006); and *3M Company* (March 7, 2006)(expressly permitting exclusion of information regarding a co-filer who had not timely filed, even though the Staff declined to exclude the proposal itself on other grounds). In this case, Wells Fargo received the Proponents co-filed Proposal two days after the November 19, 2007 deadline stated in its 2007 proxy statement.

For the foregoing reasons, we respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Commission that it will not recommend enforcement action if Wells Fargo omits information with respect to the Congregation as a co-filer of the Proposal in reliance on Rule 14a-8(b) (2).

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it to the undersigned in the return envelope provided. By copy of this letter, Wells Fargo is also notifying the Proponent of its intention to decline to provide information with respect to the Proponent as a co-filer of the Proposal from the 2008 Proxy Materials, or in the alternative, to decline to provide the information specified in Rule 14a-8(l), with respect to the Proponent as a co-filer of the Proposal. Should the Staff desire any additional information in support of Wells Fargo's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If the Staff has any questions about, or wishes to discuss any aspect of this request, please contact the undersigned at 612/667-2367.

Very truly yours,

Mary E. Schaffner
Senior Company Counsel

cc: Sister Gabriela Lohan
Timothy Smith, Walden Asset Management

EXHIBIT A

Office Of The Treasurer
Sisters of the Holy Spirit
and Mary Immaculate

November 14, 2007

RECEIVED
NOV 21 2007
R. KOVACEVICH

Law Department San Francisco 48367 NOV 26 2007

RICHARD KOVACEVICH
WELLS FARGO & COMPANY
420 MONTGOMERY STREET
SAN FRANCISCO, CA 94104

Dear Mr. Kovacevich,

On behalf Sisters of the Holy Spirit and Mary Immaculate, I write to give notice that pursuant to the 2008 proxy statement of WELLS FARGO & COMPANY and Rule 14a-8 under the Securities Exchange Act of 1934, the Sisters of the Holy Spirit and Mary Immaculate intends to co-file the attached proposal with Walden Asset Management at the 2008 annual meeting of shareholders. The Sisters of the Holy Spirit and Mary Immaculate is a beneficial owner of over 2,000 of shares and has held these shares for over one year. In addition, the Sisters of the Holy Spirit and Mary Immaculate intends to hold the shares through the date on which the Annual Meeting is held.

Mr. Timothy Smith, Walden Asset Management, will be our representative regarding this resolution and he can be reached at 617-695-5177.

Sincerely,

Sister Gabriella Lohan

Sister Gabriella Lohan
General Treasurer

SGL: mjh

Holy Spirit Convent
301 Yucca Street • San Antonio, Texas 78203-2399 • 210-533-5149 • Fax 210-533-3434 • e-mail: gabriella@shsp.org

RESOLVED, that shareholders of Wells Fargo urge the board of directors to adopt a policy that Company shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Wells Fargo's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

<u>SUPPORTING STATEMENT</u>

Investors are increasingly concerned about mushrooming executive compensation which sometimes appears to be insufficiently aligned with the creation of shareholder value. Media and government focus on back dating of stock options has increased investor concern. This proposed reform can help rebuild investor confidence.

The SEC has created a new rule, with record support from investors, requiring companies to disclose additional information about compensation and perquisites for top executives. The rule goes into effect this year. In establishing the rule the SEC has made it clear that it is the role of market forces, not the SEC, to provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with enough mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, <u>Pay Without Performance</u> 49 (2004))

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge Wells Fargo's board to allow shareholders to express their opinion about senior executive compensation at Wells Fargo by establishing an annual referendum process. The results of such a vote would, we think, provide the board and management with useful information about whether shareholders view the company's senior executive compensation, as reported each year, are in shareholders' best interests.

STrother

To: Laurel
cc: 2008 Proxy

Frost Bank

(210) 220-4438
FAX (210) 220-5809

Post Office Box 1600
San Antonio, Texas 78296-1600

November 15, 2007

Mr. Richard Kovacevich
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Law Department San Francisco 48367 NOV 26 2007

RECEIVED
NOV 21 2007
R. KOVACEVICH

RE: F0638800 Holy Spirit Trust
F5108800 Holy Spirit Ministry Support Fund Agency

Dear Mr. Kovacevich:

I have been instructed by Sister Gabriella Lohan, the general treasurer of The Sisters of the Holy Spirit and Mary Immaculate, to confirm to you by this letter, that the above referenced accounts hold Wells Fargo & Company stock valued in excess of $2,000.00, and have held such stock for more than one year. We have been further instructed to hold such stock at least through Wells Fargo & Company's next annual shareholder meeting.

Specifically, account F0638800, The Holy Spirit Trust has 5,500 shares of Wells Fargo & Company valued in excess of $2,000.00 dollars and such stock has been held at the Frost National Bank in excess of one year. In addition, account F5108800, Holy Spirit Ministry Support Fund Agency has 400 shares of Wells Fargo & Company stock valued in excess of $2,000.00 and such stock has been held at the Frost National Bank in excess of one year.

If you have any questions or need additional information, please do not hesitate to contact me.

Very truly yours,

John H. Ferguson IV
Vice President

JHF/trs

cc: Sister Gabriella Lohan
Ted Davis

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner,
Senior Company Counsel and
Assistant Secretary
612/667-2367
612/667-6082

RECEIVED
2008 JAN 25 AM 11:27
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA E-MAIL to cfletters@sec.gov
AND OVERNIGHT COURIER

January 23, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Co-Filed by the Sisters of the Holy Spirit and Mary Immaculate

Ladies and Gentlemen:

By letter dated December 27, 2007, Wells Fargo & Company ("Wells Fargo") notified the Securities and Exchange Commission (the "Commission") of its intention to omit from its 2008 Proxy Materials, or in the alternative, to decline to provide the information specified in Rule 14a-8(l), a proposal co-filed by the Sisters of the Holy Spirit and Mary Immaculate (the "Proponent") on the grounds that the Proponent's co-filed Proposal was not submitted to Wells Fargo on a timely basis in accordance with Rule 14a-8(e) and (f). For the convenience of the Commission staff, a copy of Wells Fargo's December 27, 2007 "no-action letter" request, together with the Proponent's proposal and supporting statement (the "Proposal") is attached to this letter as Exhibit A.

On January 15, 2008, Wells Fargo received a letter dated January 8, 2008 from the Proponent acknowledging that its co-filed Proposal was not submitted on a timely basis and withdrawing its Proposal. A copy of the withdrawal letter provided by the Proponent was sent to the Commission by the Proponent and is attached to this letter as Exhibit B. Accordingly, based on the withdrawal contained in the Proponent's January 8th letter, Wells Fargo hereby notifies the Commission that Wells Fargo is therefore withdrawing its request for that the Commission confirm that Wells Fargo may omit from its 2008 proxy statement, or in the alternative, decline to provide, information about the Proponent as a co-filer of the Proposal.

Based on conversations with Commission staff, Wells Fargo is filing one copy of this withdrawal letter, with attachments, with the Commission via e-mail to the e-mail address listed above. If the Staff has any questions about this letter, please contact the undersigned at 612/667-2367.

Very truly yours,

Mary E. Schaffner

Mary E. Schaffner
Senior Company Counsel

cc: Heather Maples, Esq.
Securities and Exchange Commission (via fax)
Sister Gabriela Lohan, Sisters of the Holy Spirit and Mary Immaculate
Timothy Smith, Walden Asset Management

EXHIBIT A

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Company Counsel
and Assistant Secretary
612/667-2367
612/667-6082

VIA FEDERAL EXPRESS
(Corrected Copy)

December 27, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Co-Filed by the Sisters of the Holy Spirit and Mary Immaculate

Ladies and Gentlemen:

On November 21, 2007, Wells Fargo & Company ("Wells Fargo") received from the Sisters of the Holy Spirit and Mary Immaculate (the "Proponent") the enclosed proposal and supporting statement (the "Proposal") attached to this letter as Exhibit A. The Proponent's letter that accompanied the Proposal (which letter is also included in Exhibit A) stated that the Congregation was co-filing the Proposal with Walden Asset Management, who was acting as the primary filer of the Proposal. Wells Fargo did timely receive, and intends to include the Proposal, as submitted by Walden Asset Management and those associated co-filers who have met the eligibility and procedural requirements for submission of shareholder proposals specified in Rule 14a-8, in Wells Fargo's proxy statement and form of proxy for the Wells Fargo 2008 annual meeting of stockholders (collectively, the "2008 Proxy Materials"). Wells Fargo also will comply with the requirements of Rule 14a-8(l) with respect to the provision of the information specified in such Rule regarding Walden Asset Management and such other eligible co-filers.

However, pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), and for the reasons discussed below, Wells Fargo hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to omit from its 2008 Proxy Materials, or in the alternative, to decline to provide the information specified in Rule 14a-8(l), with respect to the Proponent as a co-filer of the Proposal on the grounds that the Proponent's co-filed Proposal was not submitted to Wells Fargo on a timely basis in reliance on Rule 14a-8(e) and (f).

Rule 14a-8(e)(2) provides, in relevant part, that "[a] proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the annual meeting." Wells Fargo's 2007 proxy statement was dated and was released to stockholders on March 16, 2007, and the 120-day deadline for receipt of stockholder proposals for inclusion in Wells Fargo's 2008 Proxy Materials was November 19, 2007. The 2007 proxy statement contained the following information on page 102 regarding the submission of stockholder proposals for inclusion in Wells Fargo's proxy materials for its 2008 annual meeting:

> **"Stockholder Proposals for 2008**
>
> Stockholders interested in submitting a proposal for inclusion in the proxy statement for the Company's annual meeting of stockholders in 2008 may do so by following the procedures prescribed in SEC Rule 14a-8. To be eligible for inclusion, stockholder proposals must be received by our Chairman and Chief Executive Officer at 420 Montgomery Street, San Francisco, California 94104 or by our Senior Vice President and Secretary, Laurel A. Holschuh, MAC #N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479 no later than November 19, 2007."

The Proposal is dated November 14, 2007 and was stamped "received" by Wells Fargo's Chairman and Chief Executive Officer on November 21, 2007. A copy of the Proposal, showing the date on which it was received by Wells Fargo, is attached as Exhibit A.

The Staff has consistently held that proposals received after the deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. The deadline for receiving shareholder proposals is strictly interpreted, even when the proposal is received just one day after the required date. See, for example, *Merck & Co., Inc.*(January 16, 2007); *General Electric Company* (January 9, 2006), *News Corporation* (August 15, 2006); and *3M Company* (March 7, 2006)(expressly permitting exclusion of information regarding a co-filer who had not timely filed, even though the Staff declined to exclude the proposal itself on other grounds). In this case, Wells Fargo received the Proponents co-filed Proposal two days after the November 19, 2007 deadline stated in its 2007 proxy statement.

For the foregoing reasons, we respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Commission that it will not recommend enforcement action if Wells Fargo omits information with respect to the Congregation as a co-filer of the Proposal in reliance on Rule 14a-8(e) and (f).

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it to the undersigned in the return envelope provided. By copy of this letter, Wells Fargo is also notifying the Proponent of its intention to decline to provide information with respect to the Proponent as a co-filer of the Proposal from the 2008 Proxy Materials, or in the alternative, to decline to provide the information specified in

Rule 14a-8(l), with respect to the Proponent as a co-filer of the Proposal. Should the Staff desire any additional information in support of Wells Fargo's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If the Staff has any questions about, or wishes to discuss any aspect of this request, please contact the undersigned at 612/667-2367.

Very truly yours,

Mary E. Schaffner

Mary E. Schaffner
Senior Company Counsel

cc: Sister Gabriela Lohan
Timothy Smith, Walden Asset Management

EXHIBIT A

Office Of The Treasurer

Sisters of the Holy Spirit
and Mary Immaculate

November 14, 2007

RECEIVED

NOV 2 1 2007

Law Department San Francisco 48367 NOV 2 6 2007

R. KOVACEVICH

RICHARD KOVACEVICH
WELLS FARGO & COMPANY
420 MONTGOMERY STREET
SAN FRANCISCO, CA 94104

Dear Mr. Kovacevich,

On behalf Sisters of the Holy Spirit and Mary Immaculate, I write to give notice that pursuant to the 2008 proxy statement of WELLS FARGO & COMPANY and Rule 14a-8 under the Securities Exchange Act of 1934, the Sisters of the Holy Spirit and Mary Immaculate intends to co-file the attached proposal with Walden Asset Management at the 2008 annual meeting of shareholders. The Sisters of the Holy Spirit and Mary Immaculate is a beneficial owner of over 2,000 of shares and has held these shares for over one year. In addition, the Sisters of the Holy Spirit and Mary Immaculate intends to hold the shares through the date on which the Annual Meeting is held.

Mr. Timothy Smith, Walden Asset Management, will be our representative regarding this resolution and he can be reached at 617-695-5177.

Sincerely,

Sister Gabriella Lohan

Sister Gabriella Lohan
General Treasurer

SGL: mjh

Holy Spirit Convent
301 Yucca Street • San Antonio, Texas 78203-2399 • 210-533-5149 • Fax 210-533-3434 • e-mail: gabriella@shsp.org

RESOLVED, that shareholders of Wells Fargo urge the board of directors to adopt a policy that Company shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Wells Fargo's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation which sometimes appears to be insufficiently aligned with the creation of shareholder value. Media and government focus on back dating of stock options has increased investor concern. This proposed reform can help rebuild investor confidence.

The SEC has created a new rule, with record support from investors, requiring companies to disclose additional information about compensation and perquisites for top executives. The rule goes into effect this year. In establishing the rule the SEC has made it clear that it is the role of market forces, not the SEC, to provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with enough mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004))

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge Wells Fargo's board to allow shareholders to express their opinion about senior executive compensation at Wells Fargo by establishing an annual referendum process. The results of such a vote would, we think, provide the board and management with useful information about whether shareholders view the company's senior executive compensation, as reported each year, are in shareholders' best interests.

STROTHER

To: Laurel
cc: 2008 Proxy

Frost Bank

(210) 220-4438
FAX (210) 220-5809

Post Office Box 1600
San Antonio, Texas 78296-1600

November 15, 2007

Mr. Richard Kovacevich
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Law Department San Francisco 40367 NOV 26 2007

RECEIVED
NOV 21 2007
R. KOVACEVICH

RE: F0638800 Holy Spirit Trust
F5108800 Holy Spirit Ministry Support Fund Agency

Dear Mr. Kovacevich:

I have been instructed by Sister Gabriella Lohan, the general treasurer of The Sisters of the Holy Spirit and Mary Immaculate, to confirm to you by this letter, that the above referenced accounts hold Wells Fargo & Company stock valued in excess of $2,000.00, and have held such stock for more than one year. We have been further instructed to hold such stock at least through Wells Fargo & Company's next annual shareholder meeting.

Specifically, account F0638800, The Holy Spirit Trust has 5,500 shares of Wells Fargo & Company valued in excess of $2,000.00 dollars and such stock has been held at the Frost National Bank in excess of one year. In addition, account F5108800, Holy Spirit Ministry Support Fund Agency has 400 shares of Wells Fargo & Company stock valued in excess of $2,000.00 and such stock has been held at the Frost National Bank in excess of one year.

If you have any questions or need additional information, please do not hesitate to contact me.

Very truly yours,

John H. Ferguson IV
Vice President

JHF/trs

cc: Sister Gabriella Lohan
Ted Davis

EXHIBIT B

Office Of The Treasurer

Sisters of the Holy Spirit
and Mary Immaculate

January 8, 2008

Mary E. Schaffner
Wells Fargo and Company
420 Montgomery Street
San Francisco, CA 94104

Dear Ms. Schaffner:

Thank you for your letter, dated December 27, 2007.

This is to acknowledge that the Wells Fargo resolution on Executive Compensation filed by the Sisters of the Holy Spirit and Mary Immaculate did not get to the company by the filing deadline. Therefore, I realize, that our filing will not count as valid because we did not submit it in a timely manner.

Thank you for your attention to this matter.

Sincerely,

Sister Gabriella Lohan
General Treasurer

Cc: Division of Corporate Finance
SEC
100 F Street, NE
Washington, DC 20549

SGL: mjh

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Company Counsel and Assistant Secretary
612/667-2367
612/667-6082

VIA E-MAIL to cfletters@sec.gov

February 20, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Co-Filed by the Sisters of the Holy Spirit and Mary Immaculate

Ladies and Gentlemen:

This letter supplements the letter dated January 23, 2008 from Wells Fargo & Company ("Wells Fargo") to the Securities and Exchange Commission (the "Commission"). In its January 23rd letter, Wells Fargo advised the Commission that, based on a letter from the Sisters of the Holy Spirit and Mary Immaculate (the "Proponent") dated January 8, 2008 purporting to withdraw as a co-filer of a proposal regarding a stockholder advisory vote on executive compensation (the "Proposal"), Wells Fargo was likewise withdrawing its request dated December 27, 2007 that the Commission not take any action if Wells Fargo omitted from its 2008 Proxy Materials, or in the alternative, declined to provide the information specified in Rule 14a-8(l), with respect to the Proponent as a co-filer of the Proposal because the Proponent had not submitted its co-filed Proposal to Wells Fargo on a timely basis in accordance with Rule 14a-8(e) and (f). For the convenience of the Commission staff, a copy of Wells Fargo's January 23rd letter (which includes, as exhibits, Wells Fargo's December 27, 2007 "no-action letter" request, the Proposal, and the Proponent's January 8, 2008 letter) is attached to this letter as Exhibit 1.

After conversations with the Commission Staff regarding the Proponent's January 8th letter, Wells Fargo requested, and received from the Proponent a letter dated February 12, 2008, explicitly confirming its intent to withdraw as a co-filer of the Proposal. A copy of the Proponent's February 12th letter is attached to this letter as Exhibit 2. Accordingly, based on the statements contained in the Proponent's January 8th letter and the Proponent's express withdrawal as a co-filer contained in its February 12th letter, Wells Fargo hereby notifies the Commission that Wells Fargo is therefore withdrawing its December 27, 2007 no-action request with respect to the Proposal.

Based on conversations with Commission staff, Wells Fargo is filing one copy of this withdrawal letter, with attachments, with the Commission via e-mail to the e-mail address listed above, with a copy to the Staff via fax. If the Staff has any questions about this letter, please contact the undersigned at 612/667-2367.

Very truly yours,

Mary E. Schaffner

Mary E. Schaffner
Senior Company Counsel

cc: Heather Maples, Esq.
Securities and Exchange Commission (via fax to 202-772-9201)
Sister Gabriela Lohan, Sisters of the Holy Spirit
and Mary Immaculate
Timothy Smith, Walden Asset Management

WELLS FARGO

EXHIBIT 1

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner,
Senior Company Counsel and Assistant Secretary
612/667-2367
612/667-6082

VIA E-MAIL to cfletters@sec.gov
AND OVERNIGHT COURIER

January 23, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Co-Filed by the Sisters of the Holy Spirit and Mary Immaculate

Ladies and Gentlemen:

By letter dated December 27, 2007, Wells Fargo & Company ("Wells Fargo") notified the Securities and Exchange Commission (the "Commission") of its intention to omit from its 2008 Proxy Materials, or in the alternative, to decline to provide the information specified in Rule 14a-8(l), a proposal co-filed by the Sisters of the Holy Spirit and Mary Immaculate (the "Proponent") on the grounds that the Proponent's co-filed Proposal was not submitted to Wells Fargo on a timely basis in accordance with Rule 14a-8(e) and (f). For the convenience of the Commission staff, a copy of Wells Fargo's December 27, 2007 "no-action letter" request, together with the Proponent's proposal and supporting statement (the "Proposal") is attached to this letter as Exhibit A.

On January 15, 2008, Wells Fargo received a letter dated January 8, 2008 from the Proponent acknowledging that its co-filed Proposal was not submitted on a timely basis and withdrawing its Proposal. A copy of the withdrawal letter provided by the Proponent was sent to the Commission by the Proponent and is attached to this letter as Exhibit B. Accordingly, based on the withdrawal contained in the Proponent's January 8th letter, Wells Fargo hereby notifies the Commission that Wells Fargo is therefore withdrawing its request for that the Commission confirm that Wells Fargo may omit from its 2008 proxy statement, or in the alternative, decline to provide, information about the Proponent as a co-filer of the Proposal.

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
January 23, 2008
Page 2

Based on conversations with Commission staff, Wells Fargo is filing one copy of this withdrawal letter, with attachments, with the Commission via e-mail to the e-mail address listed above. If the Staff has any questions about this letter, please contact the undersigned at 612/667-2367.

Very truly yours,

Mary E. Schaffner
Senior Company Counsel

cc: Heather Maples, Esq.
Securities and Exchange Commission (via fax)
Sister Gabriela Lohan, Sisters of the Holy Spirit and Mary Immaculate
Timothy Smith, Walden Asset Management

WELLS FARGO

EXHIBIT A

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Company Counsel
and Assistant Secretary
612/667-2367
612/667-6082

VIA FEDERAL EXPRESS
(Corrected Copy)

December 27, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Co-Filed by the Sisters of the Holy Spirit and Mary Immaculate

Ladies and Gentlemen:

On November 21, 2007, Wells Fargo & Company ("Wells Fargo") received from the Sisters of the Holy Spirit and Mary Immaculate (the "Proponent") the enclosed proposal and supporting statement (the "Proposal") attached to this letter as Exhibit A. The Proponent's letter that accompanied the Proposal (which letter is also included in Exhibit A) stated that the Congregation was co-filing the Proposal with Walden Asset Management, who was acting as the primary filer of the Proposal. Wells Fargo did timely receive, and intends to include the Proposal, as submitted by Walden Asset Management and those associated co-filers who have met the eligibility and procedural requirements for submission of shareholder proposals specified in Rule 14a-8, in Wells Fargo's proxy statement and form of proxy for the Wells Fargo 2008 annual meeting of stockholders (collectively, the "2008 Proxy Materials"). Wells Fargo also will comply with the requirements of Rule 14a-8(l) with respect to the provision of the information specified in such Rule regarding Walden Asset Management and such other eligible co-filers.

However, pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), and for the reasons discussed below, Wells Fargo hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to omit from its 2008 Proxy Materials, or in the alternative, to decline to provide the information specified in Rule 14a-8(l), with respect to the Proponent as a co-filer of the Proposal on the grounds that the Proponent's co-filed Proposal was not submitted to Wells Fargo on a timely basis in reliance on Rule 14a-8(e) and (f).

Rule 14a-8(e)(2) provides, in relevant part, that "[a] proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the annual meeting." Wells Fargo's 2007 proxy statement was dated and was released to stockholders on March 16, 2007, and the 120-day deadline for receipt of stockholder proposals for inclusion in Wells Fargo's 2008 Proxy Materials was November 19, 2007. The 2007 proxy statement contained the following information on page 102 regarding the submission of stockholder proposals for inclusion in Wells Fargo's proxy materials for its 2008 annual meeting:

> **"Stockholder Proposals for 2008**
>
> Stockholders interested in submitting a proposal for inclusion in the proxy statement for the Company's annual meeting of stockholders in 2008 may do so by following the procedures prescribed in SEC Rule 14a-8. To be eligible for inclusion, stockholder proposals must be received by our Chairman and Chief Executive Officer at 420 Montgomery Street, San Francisco, California 94104 or by our Senior Vice President and Secretary, Laurel A. Holschuh, MAC #N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479 no later than November 19, 2007."

The Proposal is dated November 14, 2007 and was stamped "received" by Wells Fargo's Chairman and Chief Executive Officer on November 21, 2007. A copy of the Proposal, showing the date on which it was received by Wells Fargo, is attached as Exhibit A.

The Staff has consistently held that proposals received after the deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. The deadline for receiving shareholder proposals is strictly interpreted, even when the proposal is received just one day after the required date. See, for example, *Merck & Co., Inc.*(January 16, 2007); *General Electric Company* (January 9, 2006), *News Corporation* (August 15, 2006); and *3M Company* (March 7, 2006)(expressly permitting exclusion of information regarding a co-filer who had not timely filed, even though the Staff declined to exclude the proposal itself on other grounds). In this case, Wells Fargo received the Proponents co-filed Proposal two days after the November 19, 2007 deadline stated in its 2007 proxy statement.

For the foregoing reasons, we respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Commission that it will not recommend enforcement action if Wells Fargo omits information with respect to the Congregation as a co-filer of the Proposal in reliance on Rule 14a-8(e) and (f).

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it to the undersigned in the return envelope provided. By copy of this letter, Wells Fargo is also notifying the Proponent of its intention to decline to provide information with respect to the Proponent as a co-filer of the Proposal from the 2008 Proxy Materials, or in the alternative, to decline to provide the information specified in

Rule 14a-8(l), with respect to the Proponent as a co-filer of the Proposal. Should the Staff desire any additional information in support of Wells Fargo's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If the Staff has any questions about, or wishes to discuss any aspect of this request, please contact the undersigned at 612/667-2367.

Very truly yours,

Mary E. Schaffner

Mary E. Schaffner
Senior Company Counsel

cc: Sister Gabriela Lohan
Timothy Smith, Walden Asset Management

EXHIBIT A

Office Of The Treasurer

Sisters of the Holy Spirit
and Mary Immaculate

November 14, 2007

RECEIVED
NOV 21 2007
R. KOVACEVICH

Law Department San Francisco 48367 NOV 26 2007

RICHARD KOVACEVICH
WELLS FARGO & COMPANY
420 MONTGOMERY STREET
SAN FRANCISCO, CA 94104

Dear Mr. Kovacevich,

On behalf Sisters of the Holy Spirit and Mary Immaculate, I write to give notice that pursuant to the 2008 proxy statement of WELLS FARGO & COMPANY and Rule 14a-8 under the Securities Exchange Act of 1934, the Sisters of the Holy Spirit and Mary Immaculate intends to co-file the attached proposal with Walden Asset Management at the 2008 annual meeting of shareholders. The Sisters of the Holy Spirit and Mary Immaculate is a beneficial owner of over 2,000 of shares and has held these shares for over one year. In addition, the Sisters of the Holy Spirit and Mary Immaculate intends to hold the shares through the date on which the Annual Meeting is held.

Mr. Timothy Smith, Walden Asset Management, will be our representative regarding this resolution and he can be reached at 617-695-5177.

Sincerely,

Sister Gabriella Lohan

Sister Gabriella Lohan
General Treasurer

SGL: mjh

Holy Spirit Convent
301 Yucca Street • San Antonio, Texas 78203-2399 • 210-533-5149 • Fax 210-533-3434 • e-mail: gabriella@shsp.org

RESOLVED, that shareholders of Wells Fargo urge the board of directors to adopt a policy that Company shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Wells Fargo's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation which sometimes appears to be insufficiently aligned with the creation of shareholder value. Media and government focus on back dating of stock options has increased investor concern. This proposed reform can help rebuild investor confidence.

The SEC has created a new rule, with record support from investors, requiring companies to disclose additional information about compensation and perquisites for top executives. The rule goes into effect this year. In establishing the rule the SEC has made it clear that it is the role of market forces, not the SEC, to provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with enough mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004))

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge Wells Fargo's board to allow shareholders to express their opinion about senior executive compensation at Wells Fargo by establishing an annual referendum process. The results of such a vote would, we think, provide the board and management with useful information about whether shareholders view the company's senior executive compensation, as reported each year, are in shareholders' best interests.

STROTHER

To: Laurel
cc: 2008 Proxy

Frost Bank

(210) 220-4438
FAX (210) 220-5809

Post Office Box 1600
San Antonio, Texas 78296-1600

November 15, 2007

Mr. Richard Kovacevich
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Law Department San Francisco 48367 NOV 26 2007

RECEIVED
NOV 21 2007
R. KOVACEVICH

RE: F0638800 Holy Spirit Trust
F5108800 Holy Spirit Ministry Support Fund Agency

Dear Mr. Kovacevich:

I have been instructed by Sister Gabriella Lohan, the general treasurer of The Sisters of the Holy Spirit and Mary Immaculate, to confirm to you by this letter, that the above referenced accounts hold Wells Fargo & Company stock valued in excess of $2,000.00, and have held such stock for more than one year. We have been further instructed to hold such stock at least through Wells Fargo & Company's next annual shareholder meeting.

Specifically, account F0638800, The Holy Spirit Trust has 5,500 shares of Wells Fargo & Company valued in excess of $2,000.00 dollars and such stock has been held at the Frost National Bank in excess of one year. In addition, account F5108800, Holy Spirit Ministry Support Fund Agency has 400 shares of Wells Fargo & Company stock valued in excess of $2,000.00 and such stock has been held at the Frost National Bank in excess of one year.

If you have any questions or need additional information, please do not hesitate to contact me.

Very truly yours,

John H. Ferguson IV
Vice President

JHF/trs

cc: Sister Gabriella Lohan
Ted Davis

EXHIBIT B

Office Of The Treasurer

Sisters of the Holy Spirit
and Mary Immaculate

January 8, 2008

Mary E. Schaffner
Wells Fargo and Company
420 Montgomery Street
San Francisco, CA 94104

Dear Ms. Schaffner:

Thank you for your letter, dated December 27, 2007.

This is to acknowledge that the Wells Fargo resolution on Executive Compensation filed by the Sisters of the Holy Spirit and Mary Immaculate did not get to the company by the filing deadline. Therefore, I realize, that our filing will not count as valid because we did not submit it in a timely manner.

Thank you for your attention to this matter.

Sincerely,

Sister Gabriella Lohan
General Treasurer

Cc: Division of Corporate Finance
SEC
100 F Street, NE
Washington, DC 20549

SGL: mjh

Office Of The Treasurer

EXHIBIT 2

Sisters of the Holy Spirit
and Mary Immaculate

February 12, 2008

Ms. Mary E. Schaffner
Senior Company Counsel
Wells Fargo & Company
MAC #N9305-173
Sixth Street and Marquette
Minneapolis, MN 55479

Fax: 612-667-6082

RE: Stockholder Proposal Regarding a Stockholder Advisory Vote on Executive Compensation Co-Filed with Walden Asset Management

Dear Ms. Schaffner:

The Sisters of the Holy Spirit and Mary Immaculate were co-filers with Walden Asset Management of the above proposal. As stated in my January 8, 2008 letter to you, we acknowledge that the proposal co-filed by us was received by Wells Fargo & Company after November 19, 2007, the deadline for inclusion of stockholder proposals in Wells Fargo's 2008 proxy materials. As a result, we understand that Wells Fargo is entitled to omit any information about us as co-filers from its 2008 proxy materials under Rule 14a-8. Therefore, we hereby withdraw our proposal as co-filers. We understand that you will be providing a copy of this letter to the Securities and Exchange Commission to evidence our withdrawal in connection with Wells Fargo's previously-filed no-action letter request regarding this matter.

Very truly yours,

Sister Gabrielle Lohan

Sister Gabriella Lohan
General Treasurer

Cc: Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Timothy Smith
Walden Asset Management

END